Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: June 27, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 27, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the joint proxy statement/prospectus contained in the registration statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the identity of participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in an exhibit to the registration statement and in the joint proxy statement/prospectus regarding the proposed transaction.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA

[FIRST UNION LOGO APPEARS HERE]                     [WACHOVIA LOGO APPEARS HERE]

Wednesday            Media Contacts:

June 27, 2001        First Union: Mary Eshet         704-383-7777
                     Wachovia: Ed Hutchins           336-732-4200


                     Investor Contacts:

                     First Union: Alice Lehman       704-374-4139
                     Wachovia: Robert S. McCoy Jr.   336-732-5926
                            Marsha Smunt             336-732-5788


                FIRST UNION AND WACHOVIA TO MAIL PROXY MATERIALS

                Merger Proxy Statements Declared Effective by SEC

Charlotte and Winston-Salem, N.C. - First Union Corporation (NYSE: FTU) and Wachovia Corporation (NYSE: WB) announced today that their joint merger proxy statement has been declared effective by the Securities and Exchange Commission. Printing of the proxy statements will begin immediately and distribution to Wachovia and First Union shareholders is expected to begin by the end of this week. First Union's annual meeting of shareholders is scheduled for July 31, 2001, and Wachovia's annual meeting of shareholders is scheduled for August 3, 2001.

L.M. Baker Jr., chairman and chief executive officer of Wachovia, said, "In our view, the merger of equals with First Union is a thoughtful, strategic combination designed to give Wachovia shareholders the same Wachovia dividend rate and potential for superior earnings. We believe the case for our merger is compelling, and we welcome the opportunity for shareholders of both companies to review this proposed combination."

Ken Thompson, chairman and chief executive officer of First Union, said, "The mailing of the proxy statement is an important milestone in the merger process. The integration planning process continues at full speed, and we are more enthusiastic than ever about the growth prospects for the new Wachovia. We look forward to the votes on July 31st and August 3rd, when we shareholders of both companies will have the opportunity to vote on this combination."


First Union: (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

Wachovia (NYSE: WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Winston-Salem, N.C., and Atlanta and had assets of $75.6 billion at March 31, 2001. Wachovia Web site is located at www.wachovia.com.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and

Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.


Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 27, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).



First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the identity of participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in an exhibit to the registration statement and in the joint proxy statement/prospectus.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION AT A CREDIT SUISSE FIRST BOSTON SEMINAR. THE STATEMENTS THEREIN REPRESENT THE CURRENT OPINIONS, BELIEFS AND EXPECTATIONS OF THE SPEAKER.

          2

          3

          4

          5

          6

          7                       JUNE 26, 2001

          8                        DON MCMULLEN

          9                        WEBCAST WITH

         10                 CREDIT SUISSE FIRST BOSTON

         11

         12

         13

         14

         15

         16

         17

         18

         19

         20

         21

         22

         23

          1         >> AS YOU ALL KNOW, THE LARGE CAP BANKS, BANKS

          2         GENERALLY HAVE BECOME INCREASINGLY DIVERSE, A LOT

          3         OF COMPANIES PLAYING AN INCREASINGLY ACTIVE ROLE

          4         IN THE ASSET MANAGEMENT BUSINESS.

          5         OUR NEXT SPEAKER THIS MORNING IS DON MCMULLEN,

          6         VICE CHAIRMAN AND HEAD OF FIRST UNION'S CAPITAL

          7         MANAGEMENT GROUP, A GROUP WHICH INCLUDES ITS

          8         BROAD-BASED MANAGEMENT BUSINESS FOR ABOUT $170

          9         BILLION, AND IT ALSO INCLUDES THEIR RETAIL

         10         BROKERAGE BUSINESS.

         11         BETWEEN 1995 AND 2000 THROUGH ACQUISITIONS AND

         12         ORGANIC GROWTH, FIRST UNION MANAGED TO GROW ITS

         13         ASSETS UNDER MANAGEMENT AT AN IMPRESSIVE NEAR 30%

         14         RATE.

         15         I'M GOING TO TURN THE PODIUM OVER TO DON, BUT,

         16         FIRST, I'VE BEEN GIVEN THE OPPORTUNITY TO READ A

         17         LITTLE SEC MANDATED THING HERE.

         18         BEFORE WE BEGIN, PLEASE LET ME REMIND YOU THAT

         19         ANY FORWARD-LOOKING STATEMENTS MADE DURING THIS

         20         PRESENTATION ARE SUBJECT TO RISKS AND

         21         UNCERTAINTY.

         22         FACTORS THAT COULD CAUSE FIRST UNION'S RESULTS TO

         23         DIFFER MATERIALLY FROM ANY FORWARD-LOOKING

         24         STATEMENTS ARE SET FORTH IN FIRST UNION'S PUBLIC

         25         REPORTS FILED WITH THE SEC INCLUDING FIRST

          1         UNION'S REGISTRATION STATEMENT ON FORM S-4

          2         RELATING TO THE PROPOSED MERGER WITH WACHOVIA.

          3         PLEASE READ THAT DOCUMENT AND OTHER RELATED

          4         DOCUMENTS FILED WITH THE SEC WHICH ALSO CONTAIN

          5         INFORMATION REGARDING THE INTERESTS OF CERTAIN

          6         PARTICIPANTS IN THE PROXY SOLICITATION.

          7         THESE DOCUMENTS CAN BE OBTAINED FOR FREE AT THE

          8         SEC'S WEBSITE AND FROM FIRST UNION AND WACHOVIA.

          9         DON?

         10         [ LAUGHTER ]

         11         >> DON:  GOOD MORNING, ANY QUESTIONS?

         12         GOOD MORNING TO EVERYBODY IN ATTENDANCE AND TO

         13         THE FOLKS LISTENING ON THE WEBCAST TODAY.

         14         IT'S AN HONOR TO BE HERE, QUITE CANDIDLY, WITH SO

         15         MANY FRIENDS, COMPETITORS, TEAMMATES THAT WE WORK

         16         WITH IN THIS INDUSTRY AS IT'S REALLY BLENDED

         17         TOGETHER, AND MANY TIMES, I THINK, AS THE TITLE

         18         SUGGESTS, FOLKS CALL US FROM TIME TO TIME TO TALK

         19         ABOUT THIS WHOLE BANK STUFF.

         20         WHAT IS GOING ON IN THE BANK DISTRIBUTION

         21         NETWORK?  EVEN THE TITLE I WAS GIVEN TO TALK

         22         ABOUT, ATTACKING THE DISTRIBUTION BOTTLE NECK, IS

         23         AN INDICATION OF SORT OF THE PERCEPTION THAT'S

         24         OUT THERE AROUND THE BANKING CHANNELS.

         25         WE SORT OF WANTED TO RETITLE IT AKA, ALSO KNOWN

          1         AS, REALLY TAKING A BANK CHANNEL, IF YOU WILL,

          2         AND OPTIMIZING THAT TO YOUR ADVANTAGE TO BE THE

          3         KEY TO BUILD WHAT I WOULD CALL A MULTICHANNEL

          4         PLATFORM INTO A FINANCIAL SERVICES POWERHOUSE.

          5         I JOINED FIRST UNION IN 1995, MIXED BACKGROUND

          6         WITH ASSET MANAGEMENT FIRMS AND BANKING

          7         EXPERIENCE; AND AT THAT TIME, WHAT I REALLY SAW

          8         WORKING IN DIFFERENT SIDES OF THE INDUSTRY IS THE

          9         POTENTIAL THAT WAS OUT THERE, AND THE MODEL THAT

         10         WE ATTEMPTED TO BUILD STARTING IN 1995, AND IT

         11         WOULD HAVE BEEN A LOT DIFFERENT BACK THEN,

         12         BECAUSE WE REALLY SAW AN INSTITUTION THAT WAS A

         13         LARGE BANKING INSTITUTION, BUT ALSO UNDERSTOOD

         14         THE FINANCIALS OF THE WORLD:

         15         WHERE THE CONSUMER WAS GOING, WHERE THE CLIENT

         16         WAS GOING IN TERMS OF INVESTMENT PRODUCTS, WHERE

         17         PEOPLE WERE VOTING WITH THEIR FEET.

         18         WHAT WE STARTED TO DO WAS TRY TO CONSTRUCT THE

         19         MODEL THAT WOULD TAKE ADVANTAGE OF ALL THE

         20         SERVICES THAT CLIENTS CAME TO HAVE, THE

         21         DISTRIBUTION CAPABILITY, AND WE WANTED TO REALLY

         22         BUILD OUT A BALANCE MODEL.

         23         SO IF YOU LOOK AT IT TODAY, WE HAVE A SITUATION

         24         WHERE OUR TRADITIONAL GENERAL BANK IS REALLY

         25         GENERATING ONLY 45% AS THE KEY CORE OF THE

          1         ORGANIZATION, BUT WE BLENDED IN THE OTHER KIND OF

          2         SKILL SETS THAT I THINK ARE GOING TO BE NECESSARY

          3         TO COMPETE IN THE COMING YEARS.

          4         FOR EXAMPLE, WHAT I'M HERE TO DO TODAY IS TALK

          5         ABOUT THE CAPITAL MANAGEMENT AREA, AND WE'VE COME

          6         TO A POINT THAT'S SIGNIFICANT.

          7         WE'RE ABOUT 26% OF THE REVENUES.

          8         WE'RE $168 BILLION OF ASSET UNDER MANAGEMENT.

          9         WHEN YOU LOOK AT IT FROM A BROKERAGE POINT OF

         10         VIEW, WE'RE THE THIRD LARGEST BANK-OWNED

         11         BROKERAGE FIRM BEHIND CITICORP, AND WE DO HAVE

         12         THE PRESENCE IN 47 STATES.

         13         WE MANAGE ABOUT $87 BILLION IN MUTUAL FUNDS, AND

         14         WE HAVE A VARIETY OF SERVICES IN THE WEALTH,

         15         TRUST, 401(K), INSURANCE AREA.

         16         OUR WHOLE PHILOSOPHY FROM THE BEGINNING WAS TO

         17         TRY TO TAKE A LOOK REALLY FROM THE CUSTOMER'S

         18         POINT OF VIEW, WHETHER THAT CUSTOMER BE AN

         19         INDIVIDUAL, SMALL BUSINESS, COMMERCIAL TYPE OF

         20         ENTITY; AND IF YOU LOOK AT IT, AND YOU SORT OF

         21         SAID, WELL, WHAT ARE THE KINDS OF SERVICES THAT

         22         THESE INDIVIDUALS NEED AS YOU GO FORWARD?  YOU

         23         LOOK AT THE PRODUCTS THAT ASSET MANAGEMENT,

         24         FINANCIAL PLANNING, BROKERAGE SERVICES, INSURANCE

         25         TYPE SERVICES, ALL YOUR TRADITIONAL BANKING,

          1         CONSUMER, FINANCE, RETAIL, SMALL BUSINESS

          2         BANKING, AND TRUST SERVICES.

          3         THIS IS WHAT WE'VE BEEN BUILDING OVER THE LAST

          4         FOUR TO FIVE YEARS, AND, AGAIN, MANY OF YOU

          5         PROBABLY KNOW FIRST UNION MORE BECAUSE OF A LOT

          6         OF THE BANKING ACTIVITIES, BUT WHAT WE HAVE

          7         QUIETLY DONE IS BUILD A STRONG PRODUCT SKILL SET.

          8         THEN WE'VE COUPLED THAT WITH -- I'M VERY BIASED

          9         AND I'M IN FAVOR OF ADVICE GIVING.

         10         WE'RE AN ADVISER GIVING RELATIONSHIP.  WE BELIEVE

         11         IN WRAPPING ADVISEMENT AROUND THE RELATIONSHIP.

         12         WE PUT IN SERIES SIX AND SEVEN INDIVIDUALS.

         13         WE HAVE WEALTH MANAGERS, PRIVATE CAPITAL

         14         MANAGERS, IF YOU WILL.

         15         WE HAVE THE WHOLE SERIES SEVEN WORK FORCE.

         16         WE HAVE TELEPHONE DIRECT SPECIALISTS THAT

         17         INTERFACE WITH CLIENTS, INSTITUTIONAL TRUST

         18         REPRESENTATIVES.

         19         OF COURSE, WE HAVE THE ON-LINE THAT WE DEVELOPED,

         20         BUT THE WHOLE IDEA WAS TO TAKE OUR CLIENT BASE,

         21         TAKE THAT PRODUCT SKILL SET AND THEN TRY TO BLEND

         22         IT WITH TAILORED ADVICE TO ALLOW THE CUSTOMER TO

         23         BASICALLY HAVE A SINGLE POINT FOR SOLUTIONS, AND

         24         REALLY COMBINING THAT WITH ALL OF THE TYPES OF

         25         SERVICES THAT ARE OUT THERE TODAY.

          1         HERE'S WHERE WE ARE IN THE STORY TODAY.

          2         IF YOU GO BACK TO 1995 WHEN I FIRST CAME ON THE

          3         SCENE, WE WERE LAYING OUT OUR STRATEGY.

          4         WE SAID WE WANTED TO BE A MAJOR PLAYER IN THESE

          5         BUSINESSES.

          6         LIKE A LOT OF THE PRESENTATIONS I THINK YOU'RE

          7         GOING TO HEAR TODAY AND YOU HAVE HEARD FROM MITCH

          8         IS OBTAINING SOME SORT OF MASS AND SCALE ON THESE

          9         BUSINESSES, I THINK WILL BE CRITICAL FOR

         10         COMPETITION IN THE YEARS AHEAD, AND IF YOU LOOK

         11         AT IT STARTING WITH THE BROKERAGE SIDE, TODAY

         12         FROM THE NUMBER OF REPS, WE'RE THE SIXTH LARGEST.

         13         WE'RE THE EIGHTH LARGEST IN THE AMA ACCOUNTS,

         14         WHICH IS THE CASH MANAGEMENT SWEEP ACCOUNTS

         15         COMBINING BANKING AND BROKERAGE.

         16         OUR INSURANCE EFFORT, WE'VE COME A LONG WAY, AND

         17         WE'RE BEHIND ONLY TO CITICORP.

         18         THE PRIVATE CAPITAL MANAGEMENT AREA, SOMETHING

         19         WE'RE ALL GOING TO HAVE TO DEAL WITH AT SOME

         20         POINT, AND IT'S SOMETHING I CALL GETTING OLDER,

         21         AND YOU'VE GOT A DEMOGRAPHIC RIGHT NOW WHERE WE

         22         HAVE A LOT OF FOLKS AS THEY GET INTO THE 50s AND

         23         MID-50s, THEY'RE STARTING TO UNDERSTAND WHAT

         24         ESTATE PLANNING MEANS.

         25         THEY'RE STARTING TO UNDERSTAND WHAT INHERITANCE

          1         TAX MEANS, AND THERE'S AN UNBELIEVABLE DYNAMIC

          2         THAT'S GOING ON IN THE NEXT 20 YEARS, 30 YEARS

          3         AROUND THAT WHOLE TOPIC.

          4         MUTUAL FUNDS, TODAY, WE RANK 21st FROM THE LATEST

          5         REPORTING STATISTICS.

          6         WE A VERY LARGE INSTITUTIONAL MANAGER, AND THE

          7         401(K) BUSINESS IS SOMETHING THAT WE THINK WILL

          8         BE VERY IMPORTANT.

          9         IN TERMS OF THE HISTORY OF WHERE WE'VE COME FROM,

         10         MANY ANALYSTS ASK US THESE QUESTIONS, AND WE TRY

         11         TO ANTICIPATE AND PUT IT UP ON THE SCREEN.

         12         IN 1995, WE HAVE ROUGHLY 400 MILLION OF REVENUE

         13         IN THIS AREA TODAY AND IN 2000 REPORTED DATA THAT

         14         WE HAVE OUT THERE ALREADY.

         15         WATCHING THE PRECAUTIONARY STATEMENT, NOT TO GIVE

         16         A FORWARD-LOOKING COMMENT, WE FINISHED LAST YEAR

         17         WITH $3.7 BILLION IN REVENUE, AND IF YOU ADJUST

         18         FOR THE ACQUISITIONS, -- AND WE WILL SHOW YOU

         19         THAT LATER ON --IT WAS A 30% GROWTH RATE.

         20         AS YOU LOOK AT THE DIRECT BOTTOM LINE

         21         CONTRIBUTION, WE WENT FROM 200 MILLION PLUS TO A

         22         BILLION PLUS, AND AGAIN, ADJUSTING GRAPH

         23         POSITIONS, THAT WOULD BE IN THE MID-20s, ABOUT

         24         25% ORGANIC GROWTH RATE.

         25         IF YOU LOOK AT SOME OF THE PRODUCT LINES THAT WE

          1         FOCUSED ON, IF YOU REMEMBER, WE SAID WHEN WE

          2         LOOKED AT IT, CUSTOMERS WERE LEAVING THE BANK

          3         BECAUSE THEY WANTED TO GET MUTUAL FUNDS.  THEY

          4         WANTED BROKERAGE ADVICE, ET CETERA.

          5         THE MAJOR PRODUCT LINES EARLY ON WERE TO BUILD

          6         MUTUAL FUND CAPABILITY.

          7         WE WENT TO 85 BILLION REPORTED AT THE END OF THE

          8         YEAR, AGAIN, ADJUSTING FOR ACQUISITIONS AS 24%

          9         GROWTH RATE OVER THAT PERIOD.

         10         BROKERAGE CLIENTELE WENT FROM 10 BILLION TO 205

         11         BILLION IN ASSETS, 31% GROWTH.

         12         AMA ASSETS, 12 TO 121 BILLION, 38%; ASSETS UNDER

         13         MANAGEMENT, 47 TO 171, ABOUT A 19% GROWTH RATE.

         14         WE DIDN'T PUT THE INSURANCE IN THERE, AND IT'S AN

         15         ASSET PER SE, AND IN ITS MOST SPECIFIC SENSE, AND

         16         THE GROWTH RATE WOULD HAVE BEEN PHENOMENAL.

         17         WE WERE DOING ANNUITY TYPE OF BUSINESS.

         18         WE DID ABOUT A 1.8 BILLION LAST YEAR.

         19         A SUPER PRODUCT IN THE MARKETPLACE OUT THERE,

         20         ESPECIALLY FOR OUR BANK CHANNEL, IS FIXED

         21         ANNUITIES BECAUSE IT ALLOWS PEOPLE TO TAKE THE

         22         FIRST STEP, IF YOU WILL, TOWARD SOME TYPE OF

         23         INVESTMENT PRODUCT, AND THEN YOU CAN ADD INTO

         24         THAT VARIABLE ANNUITIES, WHICH WE'VE DONE IN THE

         25         LAST SEVERAL YEARS.

          1         THIS SLIDE, MANY TIMES YOU CAN'T SEE IT.

          2         OUR WHOLE STRATEGY HAS BEEN TO BUILD, IF YOU

          3         WILL, A BALANCE.

          4         THAT'S SUPPOSED TO BE A SCALE.

          5         IF YOU LOOK AT THE CAREER I'VE HAD, SOMETIMES

          6         I'VE WORKED ON THE DISTRIBUTION SIDE.

          7         SOMETIMES I'VE WORKED ON THE PRODUCT SIDE, AND

          8         BOTH HAVE VERY STRONG POSITIVES AND SOME

          9         NEGATIVES TO THEM.

         10         ON THE DISTRIBUTION SIDE, QUITE CANDIDLY, IT'S

         11         NOT AS HIGH MARGIN TYPE OF BUSINESS AS THE

         12         PRODUCT LINE, BUT IT'S SURE GREAT FOR HAVING

         13         CUSTOMER RELATIONSHIPS AND THE ABILITY TO GROW

         14         AND BUILD.

         15         PRODUCTS OFFER A TERRIFIC MARGIN, BUT ONCE AGAIN,

         16         GREAT PRODUCT WITHOUT A LOT OF DISTRIBUTION CAN

         17         ALSO BE A VERY DIFFICULT TASK.

         18         WHAT WE WANTED TO DO IS TRY TO BALANCE THOSE TWO

         19         AS WE WENT THROUGH TIME, SO IF YOU FOLLOW THE

         20         LAST FOUR OR FIVE YEARS WITH US, WHAT WE'VE BEEN

         21         DOING IS A COMBINATION OF TRYING TO BUILD OFF

         22         SKILL SET ON EITHER SIDE OF THAT SCALE, BUT,

         23         TODAY, WHAT WE TRIED TO EVOLVE TO IS ON THE

         24         LEFT-HAND SIDE IS MULTIPLE DISTRIBUTION CHANNELS,

         25         GOING BACK TO THAT BANK STATEMENT.

          1         STARTING WITH THAT ADVANTAGE THAT WE HAD WITH THE

          2         LARGE BANKING ORGANIZATION, GREAT CHANNEL BUT WE

          3         WERE MISSING THE WHOLE CHANNEL THAT MANY OF US

          4         LOOK AT ONLY, THE BROKERAGE CHANNEL AS THE ONLY

          5         PLACE TO GET ADVICE, AND WE NEEDED TO DEVELOP

          6         THAT KIND OF CHANNEL ALSO.

          7         SO WE LAUNCHED OUR NATIONAL BROKERAGE STRATEGY,

          8         AND THE HIGH NET WORTH AREA, WE CALL PRIVATE

          9         CAPITAL MANAGEMENT.

         10         INDIVIDUALS IN THAT AREA NEED A WHOLE ARRAY OF

         11         SERVICES, ESTATE PLANNING, SOPHISTICATED TAX

         12         MANAGEMENT, THE WHOLE TRUST AREA.

         13         THERE'S JUST A WHOLE LOT OF SERVICES THERE THAT'S

         14         NOT -- IT'S A DISTRIBUTION CHANNEL ITSELF THAT

         15         HAPPENED TO THAT NETWORK.

         16         EVERGREEN DISTRIBUTION REFERS TO THE MUTUAL FUND

         17         STRATEGY.

         18         AGAIN, WE DON'T USE THE WORD PROPRIETARY BECAUSE

         19         WE DON'T WANT TO RUN A PROPRIETARY MUTUAL FUND

         20         GROUP.

         21         WE WANT TO RUN A MUTUAL FUND GROUP, AND IF IT'S

         22         GOOD, IT WILL BE COMPETITIVE.

         23         IF IT'S NOT, WE'LL CHANGE MANAGEMENT AND MOVE ON.

         24         BUT IT IS SOMETHING THAT YOU HAVE TO RUN AS A

         25         GREAT BUSINESS, BUT YET THERE'S A DISTRIBUTION

          1         CHANNEL THERE.

          2         THE INSTITUTIONAL MARKET IS A DISTRIBUTION

          3         CHANNEL.

          4         AGAIN, CONTACT POINTS IN THE LIKE AND THEN THE

          5         ON-LINE CHANNEL.

          6         FLIP OVER TO THE RIGHT-HAND SIDE.  WE HAVE A FULL

          7         ARRAY OF INVESTMENT MANAGEMENT PRODUCTS, MUTUAL

          8         FUNDS, WRAP ACCOUNTS WHICH ARE VERY, VERY LARGE

          9         IN RECENT YEARS.

         10         PERSONAL TRUST SERVICES, AMA SERVICES, AND

         11         INSURANCE, AND 401(K).

         12         LET'S LOOK AT WHERE WE STARTED.

         13         IN 1995, WE LOOKED AT AND REALIZED OUR STRENGTH

         14         WAS A FAST-GROWING BANKING FRANCHISE.

         15         WE HAD SOMETHING LIKE 2,000 FINANCIAL CENTERS.

         16         WE HAD A NUMBER OF TELEPHONE CENTERS WHERE FOLKS

         17         CAN CALL IN.

         18         WHEN THEY'RE MOVING FROM ONE CITY TO ANOTHER,

         19         OFTEN THE FIRST CALL THEY MAKE IS TO A BANK TO

         20         SEE WHAT KINDS OF SERVICES ARE OUT THERE.

         21         LARGE ATM NETWORK, WHICH WAS VERY, VERY IMPORTANT

         22         TO WHAT WE CALL OUR CAP ACCOUNT, WHICH IS THE

         23         BROKERAGE TYPE OF BANKING ACCOUNT, BUT PUTTING AN

         24         ATM NETWORK INTO THAT MADE THAT ACCOUNT VERY

         25         POSITIVE.

          1         OUR WHOLE ON-LINE CAPABILITY GAVE US ACCESS TO

          2         ABOUT 1.8 MILLION CLIENTS USING THE ON-LINE

          3         ACCESS FOR FIRST UNION BANKING PRODUCTS IN THE

          4         LIKE.

          5         WHAT WE DID IS WE WENT OUT AND TRIED TO BASICALLY

          6         LOOK AT EVERY BRANCH AND SAY WE WANT TO HAVE

          7         SOMEWHERE IN THE NEIGHBORHOOD OF TWO FINANCIAL

          8         SPECIALISTS IN EACH OF THOSE BRANCHES.

          9         IN OTHER WORDS, A LICENSED INDIVIDUAL, WHETHER IT

         10         BE SERIES SIX OR SERIES SEVEN, AND THE IDEA TO

         11         BEGIN TO TALK WITH OUR CLIENTS, CUSTOMERS, FIND

         12         OUT WHAT THEIR NEEDS AND SERVICES ARE AND LET

         13         THEM KNOW THAT WE HAVE, INDEED, THE ABILITY TO

         14         OFFER BROKERAGE TYPES OF SERVICES.

         15         AS WE DID THAT, IT WAS VERY CLEAR FROM A LOT OF

         16         OUR WORK THAT MANY INDIVIDUALS OUT THERE WILL

         17         ONLY SEE A BANK FOR CERTAIN THINGS, AND THEY'LL

         18         ONLY SEE A BROKERAGE FIRM FOR CERTAIN THINGS.

         19         WHAT WE NEEDED TO DO IS DEVELOP A BRAND AND

         20         IDENTITY IN HOW TO BANK CHANNEL, AND YOU MAY HEAR

         21         THAT PHRASE TODAY, AND WE BOUGHT THE OLD WHEAT,

         22         BUTCHER-SINGER ORGANIZATION, THE EVEREN

         23         ORGANIZATION, FIRST ALBANY, J.W. GENESIS, AND

         24         TODAY, WE'RE A NATIONWIDE BROKERAGE FIRM.

         25         WE'RE IN 47 STATES.

          1         WE HAVE 531 BROKERAGE OFFICES THAT ARE

          2         STAND-ALONE BROKERAGE OFFICES AND HAVE NOTHING

          3         ASSOCIATED WITH THE BANK, AND WE HAVE 76 OFFICES

          4         THAT WE DEVELOPED OUT WHERE WE DO HIGH NET WORTH

          5         TYPE OF BUSINESS, TRUST BUSINESS, INVESTMENT

          6         OFFICERS, ESTATE PLANNERS, ET CETERA, AND THAT'S

          7         OBVIOUSLY TRYING TO FOCUS ON CERTAIN MARKETS

          8         WHERE THERE'S A LOT OF CLUSTERS OF WEALTH.

          9         AND THE GREAT NEWS FOR US WAS THE BANKING

         10         FRANCHISE BEING A STRONG EAST COAST ORGANIZATION

         11         AND PUT US NATURALLY IN A LOT OF THOSE AREAS.

         12         IF YOU BREAK THAT DOWN, AGAIN, BY THE NUMBER OF

         13         TYPES OF INDIVIDUALS THAT WE HAVE IN EACH OF

         14         THESE MODELS, YOU CAN SEE THE GROWING ADVISER

         15         MODEL THAT WE HAVE, AND TODAY AT THE END OF THE

         16         FIRST QUARTER, WE WERE ROUGHLY 7,784 LICENSED

         17         INDIVIDUALS BROKEN DOWN WITH A STRATEGY OF

         18         OUT-OF-BANK SERIES SEVEN, IN-BANK SERIES SEVEN,

         19         LICENSED SERIES SIX, AND THE ORANGE BAR AT THE

         20         TOP THERE IS THE INDEPENDENT CHANNEL, WHICH WE'RE

         21         DEVELOPING OUT WITH THE ACQUISITION OF J.W.

         22         GENESIS.

         23         SO WHEN YOU LOOKED AT THIS, WHAT WE WERE TRYING

         24         TO DO IS, ONE, MEET THE CLIENTS, MAYBE YOU AND I

         25         AS INDIVIDUALS, THE WAY WE WANT TO BE MET.

          1         HAVE THE STORE FRONT THAT YOU AND I ARE

          2         COMFORTABLE DOING BUSINESS IN, BUT SINCE WE'RE

          3         ORIENTED TO DRIVER TYPES OF BUSINESSES, WE WANTED

          4         TO CREATE A HOME FOR INVESTMENT ADVISERS THAT

          5         THEY WOULD WANT TO WORK IN.

          6         IF YOU LOOK AT THIS SCHEMATIC, YOU'RE LOOKING AT

          7         THE ABILITY IF YOU'RE A GREAT FINANCIAL ADVISER

          8         AND YOU WANT TO MAKE YOUR BUSINESS BEING A

          9         BROKER, FINANCIAL ANALYST, CONSULTANT, HOWEVER

         10         YOU REFER TO THAT FUNCTION TODAY, WE HAVE THE

         11         ABILITY TO TRACK SOMEONE FOR A BANKING CHANNEL,

         12         WHICH IS A TOTALLY DIFFERENT CHARACTERISTIC THAN

         13         TRADITIONAL NATIONAL BROKERAGE CHANNEL.

         14         ON TOP OF THAT, WE HAVE THE INDEPENDENT CHANNEL,

         15         AND I PUT CLEARING IN THERE ALSO BECAUSE WE

         16         DEVELOPED A CLEARING BUSINESS THAT WE'RE EXCITED

         17         ABOUT.

         18         NOT SO MUCH FOR JUST DAY IN AND DAY OUT CLEARING,

         19         BUT REALLY TO SUPPORT A LOT OF FIRMS THAT ARE

         20         RUNNING MORE AS AN INDEPENDENT, AND WE CAN OFFER

         21         THEM A VERY BROAD PRODUCT SWEEP AS WELL AS THE

         22         INDEPENDENCE, AND OF COURSE, THE ON-LINE

         23         CAPABILITY, WHICH WE FELT WE HAD TO DEVELOP

         24         ESPECIALLY IN ALL OF THE HAY DAY OF EVERYBODY

         25         TALKING ABOUT ON-LINE AND DO IT YOURSELF, WHAT WE

          1         WANTED TO DO WAS SUPPORT THOSE TYPES OF ON-LINE

          2         INQUIRIES IN THE LIKE WITH SERVICES AND SUPPORT,

          3         AND WE WANTED TO TIE IT IN WITH INVESTMENT

          4         ADVISER DRIVEN TYPE OF STRATEGY.

          5         LET'S LOOK AT THE BANK SIDE FOR A SECOND.

          6         TODAY, WE HAVE ABOUT $34 BILLION OF CLIENT

          7         ASSETS.

          8         WE HAVE 874,000 ACTIVE ACCOUNTS.

          9         ONE OF THE STRATEGIES IS TO CONTINUE TO EVOLVE

         10         THIS BUSINESS TO BE A MORE RECURRING FEE

         11         BUSINESS.

         12         THIS IS BASICALLY BEING PAID AS AN ADVISER, AND

         13         HAVING A RECURRING FEE AND NOT LIVING OFF THE

         14         TRANSACTION VOLUME.

         15         IF YOU LOOK AT THE -- JUST TO GIVE SOME

         16         PERSPECTIVE TODAY, MASS AND SCALE, SIZE AND SCALE

         17         ARE IMPORTANT.

         18         YOU CAN PROBABLY HAVE THREE DAYS OF PRESENTATIONS

         19         WHERE JUST ABOUT EVERY BANK IS IN THIS BUSINESS.

         20         THIS IS THE KEY.

         21         DO THEY REALLY HAVE THE SIZE AND SCALE?  AS WE

         22         STATED AT THE TOP, OUR BANK PUTS US IN A GOOD

         23         FOOTPRINT WHEN YOU LOOK AT ITS EAST COAST

         24         ORIENTATION AND THE NUMBER OF INCOME MARKETS.

         25         IF YOU LOOK AT THE FINANCIAL CENTERS COUPLED WITH

          1         THE BROKERS, WHAT WE DID WAS ROUGHLY 5.5 BILLION

          2         WORTH OF PRODUCT, AND WE'RE A FAN OF OPEN

          3         ARCHITECTURE.

          4         OUR ADVISERS, TO DO BUSINESS, THEY HAVE TO REALLY

          5         BE FREE TO CHOOSE FROM ANY TYPE OF PRODUCTS LINES

          6         THEY WANT.  WE DO THAT.

          7         IF YOU PUT THAT TOGETHER, YOU SEE ANNUITIES, 1.8

          8         BILLION.

          9         NON-PROPRIETARY MUTUAL FUNDS, 1.9 BILLION.

         10         THAT'S WHY I SAY THERE'S A LOT OF FRIENDS IN THE

         11         ROOM BECAUSE WE WORK TOGETHER SELLING THEIR

         12         PRODUCTS, AND 1.8 BILLION OF EVERGREEN, BUT THAT

         13         5.5 BILLION, IF YOU LOOK IN THE DIFFERENT

         14         RANKINGS IN THE LIKE, THAT'S A NATURED OFFERING

         15         IN AND OF ITSELF.

         16         THE NATIONAL CHANNEL, WE HAVE 130 BILLION OF

         17         CLIENT ASSETS.

         18         ABOUT 1.6 ACTIVE ACCOUNTS WORKING ON THE

         19         RECURRING FEE PERCENTAGE.

         20         IF YOU LOOK AT THE INDEPENDENT CHANNEL, WHICH IS

         21         NOW UP TO 30 BILLION IN CLIENT ASSETS, 450,000

         22         ACTIVE ACCOUNTS.

         23         HIGHER PERCENTAGE OF RECURRING FEES THERE BECAUSE

         24         WE DO A FAIR AMOUNT OF THAT BUSINESS ON A

         25         FEE-BASED BUSINESS TO SUPPORT A NUMBER OF THE

          1         CLEARING FIRMS, AND THEN ON-LINE, NEVER GOT TO

          2         THE TOTALS THAT A LOT OF PEOPLE THOUGHT, BUT IT'S

          3         BECOME A HELPFUL KIND OF THING THAT TIES THE

          4         BROKERS IN TOGETHER WITH THE CLIENTS THAT WANT

          5         THOSE TYPES OF ACTIVITIES.

          6         IF YOU PUT THAT ALL TOGETHER, YOU HAVE A SUITE OF

          7         ORGANIZATIONS THAT AN ADVISER CAN CHOOSE.

          8         YOU WANT TO BE THE FIRM OF CHOICE FOR THOSE

          9         ADVISERS, AND WE ALSO SUBSCRIBE TO THE ONENESS

         10         THEORY.

         11         BY THAT, I MEAN, WE HAVE ONE BACK OFFICE, ONE

         12         TECHNOLOGY PLATFORM, ONE SUITE OF PRODUCTS, ET

         13         CETERA, SO IF YOU HAPPEN TO BE AN ADVISER, AND

         14         YOU WANT TO JOIN US, IT DOESN'T MATTER WHICH

         15         CHANNEL YOU SIT IN, YOU HAVE THE BASIC SUPPORT

         16         SYSTEM, PRODUCT SYSTEM, AND THAT PRODUCT SYSTEM

         17         BY THE WAY, ALSO INCLUDES BANKING PRODUCTS, WHICH

         18         IS VERY, VERY IMPORTANT TO TIE UP THE

         19         RELATIONSHIP FROM ANY OF THESE ADVISERS, AND THAT

         20         ONE MANAGEMENT STRUCTURE HELPED US GAIN SOME

         21         EFFICIENCIES AND HELPED US DOING THIS DURING THIS

         22         RECENT TIME PERIOD WITH TOUGHNESS IN THE

         23         MARKETPLACE.

         24         WHEN YOU LOOK AT WHAT TYPE OF DISTRIBUTION IS

         25         THIS WHEN YOU PUT IT ALTOGETHER, ACTUALLY, THIS

          1         WHOLE TEAM SOLD ABOUT $11 BILLION WORTH OF

          2         PRODUCTS, AND THE ONLY PRODUCTS I'M PICKING ON

          3         ARE THE MORE VISIBLE ONES THAT WE MADE AN EFFORT

          4         IN, MUTUAL FUNDS, THE ANNUITIES, BOTH FIXED AND

          5         VARIABLE.

          6         SO IF YOU LOOK AT THAT WHOLE LIST, THAT'S ABOUT

          7         $12 BILLION WORTH OF PRODUCT.

          8         ABOUT A THIRD OF THAT, A THIRD PERCENT OF THAT,

          9         WAS WITH PRODUCTS THAT WE MANUFACTURED, SO WE'RE

         10         PARTICIPATING IN OUR DISTRIBUTION CHANNEL, WHICH

         11         IS VERY POSITIVE.

         12         IN ADDITION, AS FAR AS DISTRIBUTION FIRE POWER IS

         13         CONCERNED THIS GROUP SOLD ABOUT $3 BILLION WORTH

         14         OF WRAP PRODUCTS LAST YEAR, AND YOU HAVE ALL OF

         15         THE COMMISSION IN THE TRADING BUSINESS OUT THERE.

         16         LET ME MOVE TO ANOTHER CHANNEL, WHICH I THINK IS

         17         GOING TO BE JUST A VERY, VERY IMPORTANT CHANNEL

         18         TO FOCUS ON, AND THIS IS AN INTERESTING CHANNEL

         19         BECAUSE FROM A BANKING POINT OF VIEW, -- AND I'M

         20         TRYING TO REPRESENT THE BANKING CHANNEL IN SOME

         21         RESPECTS HERE TODAY.  FROM A BANKING POINT OF

         22         VIEW, THIS IS ONE WHERE THE BANKING HISTORY IS

         23         SORT OF AN ADVANTAGE.

         24         ON THE BROKERAGE SIDE, IN A WAY, WE'VE BEEN

         25         SWIMMING UPSTREAM OVER THE LAST FOUR, FIVE YEARS

          1         TO ESTABLISH LEGITIMACY.

          2         PART OF THAT WAS OVERCOME AND EASILY DONE BY

          3         GETTING THE EXPERTISE OF EVEREN, WHEAT, FIRST

          4         ALBANY, AND EXPERIENCED BROKERS IN THE LIKE, BUT

          5         IT TOOK A WHILE FOR PEOPLE TO REALIZE THAT WE

          6         COULD BE IN THE BROKERAGE BUSINESS, ESPECIALLY

          7         WHEN YOU COUPLE THE PRODUCT SET.

          8         WHEN YOU MOVE INTO THE HIGH NET WORTH AREA, A LOT

          9         OF THESE FOLKS, THE NUMBER ONE SERVICE THAT THEY

         10         NEED IS MULTIPLE SERVICES.

         11         THESE FOLKS ARE BUSY.  THEY'RE SUCCESSFUL.

         12         THEY HAVE A LOT OF WEALTH, AND THEY TEND TO WANT

         13         ONE SINGLE ADVISER, AND WE CALL THAT PCM, PRIVATE

         14         CAPITAL MANAGEMENT RELATIONSHIP MANAGER.

         15         WE WANT THAT PERSON TO BE AN EXPERT ON THE

         16         CLIENT.

         17         WE WANT THEM TO BE A CLIENT ADVOCATE FOCUSED ON

         18         HELPING THEIR RELATIONSHIP.

         19         WHEN YOU LOOK BELOW, THESE ARE THE TYPES OF

         20         SERVICES THAT WE DO, AND MANY OF THEM ARE THE

         21         TYPES OF SERVICES THAT BANKS HAVE DONE FOR

         22         CENTURIES.

         23         THE LENDING CAPABILITIES, THE CREDIT OFFICER, THE

         24         TAX STRATEGIES, THE PERSONAL TRUST, THE ESTATE

         25         PLANNING.

          1         THESE ARE TYPES OF SERVICES THAT ARE REALLY A

          2         HOME ADVANTAGE FOR THE BANKING INDUSTRY, AT LEAST

          3         IF YOU HAVE BEEN IN THE HIGH NET WORTH OR TRUST

          4         PART OF YOUR BUSINESS FOR A LONG TIME.

          5         THIS REALLY GIVES US A VERY STRONG OPENING TO THE

          6         DEMOGRAPHICS THAT ARE OUT THERE.

          7         FOR THOSE OF US THAT WILL ADMIT AS WE GET OLDER,

          8         YOU START THINKING ABOUT, IN FACT, HOW TO

          9         MINIMIZE ESTATE TAXES.

         10         HOW DO YOU PASS YOUR WILL ON?  AND GOD FORBID, IF

         11         SOMETHING SHOULD HAPPEN, HOW DO YOU MAKE SURE

         12         YOUR HUSBAND, WIFE, KIDS ARE TAKEN OF?

         13         MANY OF US HAVE OLDER PARENTS ALIVE AND YOU HAVE

         14         CHILDREN ALIVE, AND YOU'RE TRYING TO EDUCATE SOME

         15         OF THEM AND TRYING TO KEEP SOME OF THEM HEALTHY;

         16         AND THERE'S A LOT OF CHALLENGES OUT THERE, AND SO

         17         MUCH THAT A BANKING ORGANIZATION CAN DO FOR YOUR

         18         TRUST IS VERY HELPFUL IN THIS AREA.

         19         IF YOU LOOK AT THAT, YOU CAN SUMMARIZE IT.

         20         YOU CAN SAY, WHAT DO WE HAVE GOING HERE?  WE HAVE

         21         A GENERAL BANK.

         22         WE LOOKED AT THE CHANNEL THAT WE RESTRUCTURED,

         23         AND WE TALKED ABOUT HOW IMPORTANT THIS WAS TO US,

         24         AND WE REALIZED HOW MANY WEALTH CENTERS WE'RE IN,

         25         AND WE LAUNCHED THIS MONTH A NEW GOLD CENTER

          1         CONCEPT.

          2         TRANSLATION:  WHAT WE'RE REALLY DOING IS WE'RE

          3         OUT THERE IN THOSE BANKING AREAS WHERE WE ALREADY

          4         HAVE BANKS, FINANCIAL CENTERS, BRANCHES, IF YOU

          5         WILL, AND WE REALIZED THAT WHAT A SWEET SPOT

          6         THERE IS OUT THERE TO DEVELOP.

          7         USE THAT BRICK AND MORTAR, USE THAT HOME BASE TO

          8         DEVELOP HIGH NET WORTH CENTERS, PUTTING IN MORE

          9         INVESTMENT MANAGEMENT AND ESTATE PLANNING TALENT,

         10         PRIVATE CAPITAL MANAGEMENT RELATIONSHIP OFFICERS.

         11         IN FACT, WHEN WE LOOKED THROUGH THE DATA BASE AND

         12         STARTED TO FINE TUNE THAT, WE REALIZED THERE'S

         13         107,000 HOUSEHOLDS DEALING WITH THE BANK THAT

         14         DON'T USE US FOR THESE TYPES OF SERVICES.

         15         IT'S A SWEET SPOT WE CAN DEVELOP.

         16         FIRST UNION SECURITIES BUILT A BRIDGE SYSTEMS

         17         LAUNCH BETWEEN OUR TRUST AND OUR BROKERAGE

         18         CAPABILITY, SO IF YOU'RE A BROKER-ADVISER OUT

         19         THERE IN ANY OF THE BROKERAGE CHANNELS, CHANCES

         20         ARE YOU'RE WORKING WITH A LOT OF WEALTHY PEOPLE.

         21         YOU CAN INTRODUCE THEM TO TRUST CAPABILITIES.

         22         THE SYSTEMS ARE RANKED.

         23         YOU CAN SEE THE TRUST ASSETS.

         24         YOU CAN HELP MANAGE THAT, AND IT GIVES A SINGLE

         25         POINT OF CONTACT FOR THE CLIENT, AND IT GIVES THE

          1         CLIENT, IF YOU WILL, A TRUST BUSINESS THAT WE'VE

          2         BEEN IN FOR HUNDREDS -- WELL, NOT HUNDREDS OF

          3         YEARS BUT DECADES.

          4         WE ALREADY PUT ABOUT 1.5 BILLION OF ASSETS ON THE

          5         BOOKS THROUGH THE BROKERAGE CHANNELS, AND THERE'S

          6         THE PRIVATE CAPITAL MANAGEMENT OFFICES WHERE WE

          7         HAVE 300 RELATIONSHIP MANAGERS ACROSS THE

          8         COUNTRY.

          9         WE LAUNCHED AN AREA CALLED CALIBRE HERE IN JUNE

         10         FOR THE ULTRA NET WORTH, HIGH NET WORTH TYPE OF

         11         GROUP, AND THERE'S WHERE YOU WILL BE FOCUSING

         12         MORE AND MORE ON THE PLETHORA OF AGGREGATING

         13         SERVICES.  THIS IS WHERE THE TECHNOLOGY CAN COME

         14         INTO PLAY IN CONJUNCTION WITH THE ASSET

         15         MANAGEMENT SERVICES AND THE LENDING SERVICES OF

         16         THE BANK.

         17         IF THAT'S DISTRIBUTION, THINK ABOUT PRODUCT

         18         CAPABILITY FOR A MOMENT BECAUSE THE PRODUCT HELPS

         19         YOU WITH THE WHOLE IDEA OF HOW YOU WILL DEVELOP

         20         AND MAINTAIN CLIENTS.

         21         IT ALSO IS GOING TO HELP YOU WITH YOUR

         22         FINANCIALS, WHICH ARE VERY IMPORTANT TO US, AND,

         23         OF COURSE, THE BIG ONE FOR US THAT WE REALLY

         24         WANTED TO DEVELOP WAS ASSET MANAGEMENT, AND SO,

         25         TODAY, AGAIN, $168-$170 BILLION RANGE OF ASSETS

          1         UNDER MANAGEMENT AND MUTUAL FUNDS.

          2         WE'RE A PLAYER IN THE INSTITUTIONAL MARKET AND

          3         THE HIGH NET WORTH MARKET.

          4         A COUPLE OTHER AREAS TO MENTION.

          5         THE WRAP ACCOUNT AREA, AND WE HAVE A WRAP PROGRAM

          6         CALLED MASTERS THAT ALLOWS US TO NAME MONEY

          7         MANAGERS IN A WRAP TYPE OF FORMAT.

          8         WE HAVE A FUND SOURCE WHICH ALLOWS YOU TO WRAP

          9         MONEY MANAGEMENT TOGETHER WITH MUTUAL FUNDS, AND

         10         WE HAVE HIGH PLUS THAT ALLOWS THE CLIENT TO HAVE

         11         UNLIMITED TRADING, FINANCIAL ADVISER, WRAP

         12         PRODUCTS, ET CETERA.

         13         OUR PERSONAL TRUST AREA WITH 53,000 ACCOUNTS

         14         MAKES IT THE FOURTH LARGEST IN THE TRUST AREA AS

         15         FAR AS PERSONAL TRUST ACCOUNTS ARE CONCERNED.

         16         WE'VE TALKED TO YOU A LITTLE BIT ABOUT THE

         17         FOOTPRINT WE HAVE THERE.

         18         INSURANCE AND ANNUITIES, I WILL QUICKLY SAY, THE

         19         WHOLE INSURANCE AREA IS SOMETHING THAT I THINK IS

         20         A VERY IMPORTANT KEY TO OUR STRATEGY, NOT JUST

         21         WITH THE SUCCESS THAT WE'VE HAD WITH FIXED

         22         ANNUITIES OR VARIABLE ANNUITIES, BUT THE WHOLE

         23         INSURANCE PLATFORM.

         24         ONE OF THE FIRST THINGS YOU WILL FIND OUT WHEN

         25         AND IF YOU EVER DECIDE TO DO AN ESTATE PLAN IS

          1         THE IMPORTANCE OF INSURANCE AND HELPING WITH THE

          2         TAX STRATEGIES, CREATING CASH FLOW, ESPECIALLY IF

          3         YOU MANAGE YOUR OWN BUSINESS, HAVE A FARM,

          4         INSURANCE PLAYS A KEY ROLE.

          5         INSURANCE STRATEGY IS IMPORTANT TO THE

          6         DEVELOPMENT OF THE SWEET SPOT FOR US IN THE

          7         COMMERCIAL SMALL BUSINESS BANKING SERVICES.

          8         THE AMA IS A VERY LARGE ACCOUNT BASE FOR US.

          9         THAT'S BASICALLY A BANKING AND BROKERAGE

         10         TOGETHER.

         11         THE BROKERAGE INDUSTRY REALLY LAUNCHED AND

         12         STARTED THAT YEARS AGO, WITH TAKING BROKERAGE AND

         13         TRYING TO ADD BANKING TO IT.

         14         WE DID IT FROM REVERSE.

         15         WE TOOK A BANKING PLATFORM, AND ADDED BROKERAGE

         16         TO IT, AND THAT'S BECOME A STRONG SERVICE FOR US,

         17         AND THEN THE 401(K), WHICH WE PROBABLY WON'T HAVE

         18         TIME TO DEVELOP IN ANY STRONG FORMAT, IS THAT WE'RE

         19         ALSO VERY SERIOUS ABOUT THAT BUSINESS.

         20         WE HAVE ABOUT $18 BILLION UNDER ADMINISTRATION.

         21         WE USE AN OPEN ARCHITECTURE IN TERMS OF USING

         22         MANY ASSET FIRMS IN THE ROOM TODAY, BUT WE ALSO

         23         HIGHLIGHT EVERGREEN FUNDS AS BEING ONE OF THE

         24         ALTERNATIVES THAT YOU CAN CHOOSE.

         25         WE SERVICE ABOUT 400,000 PARTICIPANTS.

          1         WE'RE WEB ENABLED AND HAVE THE FULL SERVICE

          2         RECORD KEEPING AN THE LIKE, AND THE REAL SECRET

          3         IN THAT BUSINESS I THINK IS, A, NOT ONLY RUNNING

          4         THAT BUSINESS RIGHT, AND YOU HAVE TO RUN IT RIGHT

          5         BECAUSE YOU DON'T MAKE MONEY OFF OF PURE 401(K)

          6         ADMINISTRATION.  IT HAS TO BE ASSET MANAGEMENT

          7         CHOICES, BUT, IT WILL BE THE TURNOVER OF THE

          8         INDIVIDUALS WITHIN THAT 401(K) PLAN.

          9         WHETHER IT BE RETIREMENT, WHETHER IT BE

         10         RESTRUCTURING FROM CORPORATIONS AN THE LIKE, AND,

         11         TODAY, WE'RE ACTUALLY CAPTURING ABOUT 30% OF

         12         THOSE ASSETS AS AN INDIVIDUAL COMES OUT OF A

         13         401(K) PLAN.  MANY TIMES WHAT THEY NEED IS ADVICE

         14         WITH OUR NATIONAL BROKERAGE FIRM.

         15         WE CAN GIVE THEM THE ADVICE.

         16         WE'VE GOT THE ROLLOVER PRODUCTS, AND OF COURSE,

         17         MANY TIMES, IF YOU DON'T MAKE YOUR CAREER IN THIS

         18         INDUSTRY, YOU'RE JUST NOT AWARE OF THINGS, LIKE

         19         YOU CAN'T TAKE YOUR 401(K) MONEY OUT IF YOU ARE

         20         SUBJECT TO A LOT OF TAXATION AND THE LIKE.

         21         MANY TIMES PEOPLE SAY, YEAH, BUT AN INDIVIDUAL'S

         22         ONLY RETIRING WITH $30,000.

         23         I KNOW THAT'S A NICE ACCOUNT, BUT IS THAT WORTH

         24         IT?

         25         BUT WHAT YOU FIND OUT IS THAT THESE INDIVIDUALS

          1         MAY BE WORTH A LOT MORE BECAUSE THEY HAVE ASSETS

          2         OF WEALTH IN OTHER AREAS, OR MAYBE THEY'RE

          3         MARRIED AND HAVE A MATE OR PARTNER THAT HAS A LOT

          4         OF WEALTH, AND THEY NEVER GOT AROUND IN THEIR

          5         BUSY CAREERS TO DO THE FINANCIAL PLANNING THAT

          6         THEY NEED.

          7         LET ME MOVE ON TO ASSET MANAGEMENT BECAUSE IT'S

          8         SO CRUCIAL TO US.

          9         WHAT WE WOULD BE IS I WOULD CALL US A VERY STRONG

         10         BALANCED MANAGER.

         11         WE HAVE BALANCED MANAGEMENT IN TERMS OF ASSET

         12         DISTRIBUTION SYSTEMS, AND IN EFFECT, WE HAVE A

         13         BALANCE HERE WHEN YOU LOOK AT IT.

         14         I'M NOT REFERRING TO THE SPECIFIC STYLE OF

         15         INVESTMENT.

         16         I'M SAYING LOOK AT HOW WE BREAK THIS DOWN.

         17         FOR EXAMPLE, THE $168 BILLION.  WE HAVE ROUGHLY

         18         $87 BILLION IN MUTUAL FUND FORMAT, AND $81

         19         BILLION IN A SEPARATE ACCOUNT FORMAT.

         20         IF YOU BREAK THAT DOWN, WE HIT TWO DIFFERENT

         21         MARKETS.

         22         WE HIT THE INSTITUTIONAL MARKET WITH $43 BILLION

         23         IN SEPARATE ACCOUNT MANAGEMENT, AND THE HIGH NET

         24         WORTH TO ABOUT $38 BILLION OF ASSETS UNDER

         25         MANAGEMENT.

          1         IF YOU LOOK AT THE TOTAL HIGH, MANY TIMES WHEN

          2         YOU LOOK AT A BANKING ORGANIZATION, YOU THINK OF

          3         A FIRM THAT'S MAYBE DOMINATED WITH MONEY MARKET

          4         FUND ASSETS, AND IN OUR CASE, WE'RE ACTUALLY

          5         ABOUT A THIRD, 34% ARE EQUITY TYPE FUNDS, 28% ARE

          6         IN FIXED INCOME FUNDS, AND 38% ARE IN MONEY

          7         MARKET FUNDS SO WHAT WE'RE GOING TO HAVE IS A

          8         ROCKETSHIP ENVIRONMENT OUT THERE.

          9         WE'RE GOING TO TRAIL IN THE ASSET GROWTH, IF YOU

         10         WILL, TO THE 100% EQUITY FIRMS, BUT IN SORT OF

         11         THE TRUE TIME, IF YOU WILL, WE HAVE A NICE

         12         BALANCE TO IT, SO WE HAVE DEFENSIVE

         13         CHARACTERISTICS WHEN YOU GET INTO A MARKET LIKE

         14         WE'RE IN AT THE MOMENT.

         15         EVERGREEN HAS BEEN THE BRAND THAT WE HAVE

         16         DEVELOPED IN THE MUTUAL FUND AREA.

         17         VERY IMPORTANT THAT WE HAVE A BRAND IN THIS AREA.

         18         IT SHOULD NOT BE TAKEN LIGHTLY THAT YOU CANNOT

         19         USE THE NAME AND THE BRAND OF THE ORGANIZATION

         20         BECAUSE THEN IT BECOMES A PROPRIETARY FUND.

         21         WE RUN THIS AS A SEPARATE PLATFORM, AS A SEPARATE

         22         BUSINESS, BUT PART OF OUR FAMILY.

         23         THE GROWTH HAS BEEN SUBSTANTIAL, AND IT'S BEEN

         24         THROUGH A COMBINATION OF ACQUISITIONS WHICH WE

         25         PUT HERE ON THE LEFT.

          1         MANY FOLKS WANT TO SORT OF ANALYZE THIS, SO YOU

          2         HAVE A COMBINATION OF ACQUISITIONS.

          3         ROUGHLY ABOUT $45, $46 BILLION, PUT INTO THAT SOME

          4         CONVERSIONS OF TRUST FUNDS IN THE MUTUAL FUND

          5         FORMAT, AND THEN YOU PUT TOGETHER SOME MARKET

          6         APPRECIATION, AND THEN THE ORGANIC GROWTH THAT WE

          7         DID, AND YOU END UP WITH $87 BILLION.

          8         A KEY TO THIS, AGAIN, YOU HEARD THE ONENESS OF

          9         BROKERAGE CHANNEL, THE ONENESS, IF YOU WILL, ON

         10         RUNNING THE TRUST CHANNEL AND THE HIGH NET WORTH

         11         CHANNEL, ONCE AGAIN, WE'VE GONE WITH THE ONENESS

         12         HERE.

         13         DESPITE ALL OF THESE ACQUISITIONS AND LOOKING

         14         LIKE A LOT OF CHAOS IN MANY RESPECTS AT ANY GIVEN

         15         DAY, WE ONLY HAVE ONE BOARD OF DIRECTORS.

         16         AS WE BOUGHT COMPANIES, WE LAID OUT OUR STRATEGY

         17         AS TO WHAT WE WERE TRYING TO DO WITH THE BOARDS.

         18         THEY AGREED WITH IT.

         19         WE HAVE ONE DISTRIBUTION EFFORT AND ONE

         20         TECHNOLOGY PLATFORM, ET CETERA, AND THE ONE THING

         21         THAT WE DO IF YOU GO FAR ENOUGH BACK IN MY

         22         CAREER, I WAS MONEY MANAGER, RESEARCH DIRECTOR IN

         23         THE LIKE, WE DON'T BELIEVE THAT ANY ONE LOCATION

         24         HAS MAGIC WATER IN IT, AND EVERYBODY SHOULD MOVE

         25         TO ONE BUILDING.

          1         ASSET MANAGERS SHOULD BE WHERE THEY WANT TO BE,

          2         WHERE THEY'RE HAPPY, WHERE THEY CAN MAKE GOOD

          3         INVESTMENT DECISIONS, SO WE ALLOW OUR INVESTMENT

          4         FOLKS TO LIVE WHERE THEY WANT TO LIVE, RUN MONEY

          5         THE WAY THEIR STYLE IS SUPPOSED TO BE RUN.

          6         WE JUST HAVE IT ALL TIED TOGETHER WITH ONE

          7         PLATFORM AND ONE DISTRIBUTION, AND THAT'S

          8         SOMETHING THAT, QUITE FRANKLY, VERY GOOD MONEY

          9         MANAGERS LIKE BECAUSE THEY WANT TO RUN THE MONEY.

         10         THEY DON'T WANT TO BE MESSING AROUND WITH

         11         DISTRIBUTION DECISIONS AND TECHNOLOGIES AND THOSE

         12         KINDS OF THINGS.

         13         THE INSTITUTIONAL MARKET, AND I THINK I SHOWED

         14         YOU ON AN EARLIER SLIDE, WE RUN AN ACCOUNT

         15         BUSINESS OF $43 BILLION.

         16         THERE'S PROBABLY CLOSE TO $80 SOME BILLION TOTAL

         17         IF YOU CUT MUTUAL FUNDS THAT WE HAVE DEDICATED TO

         18         THE INSTITUTIONAL MARKET.

         19         IT'S A LARGE MARKET FOR US.

         20         WE DEVELOPED A VERY BROAD SUITE OF PRODUCTS, AS

         21         YOU CAN SEE BY THE EXHIBIT.

         22         WE HAVE APPROXIMATELY 147 DEDICATED INVESTMENT

         23         PROFESSIONALS ACROSS DIFFERENT STYLES.

         24         AGAIN, THEY'LL GIVE ME THE HOOK IF I TRY TO GIVE

         25         YOU A SALES PITCH FOR EACH AND EVERY ONE OF THESE

          1         STYLES, BUT THEY ARE DOING A GREAT JOB, AND WE

          2         HAVE, AGAIN, WITH INSIDE THIS ONE BRAND, WE HAVE

          3         FIRMS LIKE TATTERSALL THAT IS AN EXCITING CORE

          4         BOND FIXED INCOME MANAGER, AND WE USED THE

          5         TATTERSALL NAME THERE, BECAUSE THE CONSULTANTS

          6         KNOW THAT NAME AND THE INSTITUTIONAL MARKETS KNOW

          7         THAT NAME, AND HAVING SAID THAT, WE HAVE STRONG

          8         INSTITUTIONAL SKILL SETS THAT WE'VE GOT FROM

          9         CERTAIN ACQUISITIONS THAT WE'VE DONE, AND IT

         10         REALLY IS A STRONG BASE THAT WE THINK WILL BE

         11         IMPORTANT IN THE FUTURE.

         12         THE HIGH NET WORTH PLATFORM, ABOUT $38 BILLION AS

         13         I SAID EARLIER IN SEPARATE ACCOUNTS.

         14         IF YOU INCLUDE THE MUTUAL FUNDS WHICH A LOT OF

         15         THOSE ARE MUNICIPAL FUNDS AN THE LIKE WHICH HELP

         16         WITH SOME OF THE TAX STRATEGIES AND SO FORTH OF

         17         THESE INDIVIDUALS, AND WE HAVE $45 BILLION WORTH

         18         OF ASSETS.

         19         312 DEDICATED INVESTMENT PROFESSIONALS.

         20         WE HAVE INVESTMENT PROFESSIONALS ACROSS OUR

         21         FOOTPRINT WITH THIS TYPE OF BUSINESS.

         22         OF THE HIGH NET WORTH INDIVIDUALS, AN THE LIKE,

         23         LIKE TO SEE THEIR PORTFOLIO MANAGERS AND LIKE

         24         THAT LOCAL TOUCH, IF YOU WILL.

         25         ONCE AGAIN, IT'S ONE INVESTMENT PLATFORM, ONE

          1         CHIEF INVESTMENT OFFICER AND ONE TECHNOLOGY

          2         OFFICER, 42 OFFICES, 10 STATES AND A BROAD RANGE

          3         OF PRODUCTS.

          4         INCLUDING ALTERNATIVE INVESTMENTS AND OPEN

          5         ARCHITECTURE TO BRING UNDER STYLES OF MONEY

          6         MANAGEMENT IN WHAT WE DON'T SPECIALIZE IN THAT

          7         WHAT THE CLIENTS MIGHT WANT.

          8         TO SUMMARIZE, OUR ASSET GROWTH MANAGEMENT PLANS

          9         ARE WE WANT TO LEVERAGE THE BANK PLATFORM, WE WANT

         10         TO OFFER THESE SERVICES THROUGH THE BROKERAGE

         11         PLATFORM.

         12         WE HAVE THE WEALTH MANAGEMENT PLATFORM.

         13         WE HAVE DIFFERENT TYPES OF CAPABILITIES, RETAIL,

         14         HIGH NET WORTH, EVEN 401(K).

         15         AND WE WANT TO CONTINUE TO OFFER AND ORIGINATE

         16         PRODUCTS AND FEE-BASED SERVICES.

         17         THE FEE-BASED PIECE IS SO IMPORTANT BECAUSE WHEN

         18         YOU PUT THESE FEE-BASED SERVICES TOGETHER, YOU GO

         19         BACK TO THE THAT RECURRING FEES ON THE BROKERAGE

         20         SIDE, AND WHEN YOU PUT IT ALLTOGETHER, WE'RE OVER

         21         100% OF RECURRING FEES THAT COVER THESE COSTS.

         22         HIDDEN VALUE, WELL, WORKING FOR FIRST UNION OVER

         23         THE LAST SEVEN YEARS, THERE'S JUST BEEN A LOT OF

         24         STORIES.

         25         THE BANKING STORIES CONTINUE TO BE THE DOMINANT

          1         STORY, BUT PART OF WHAT I'M TRYING TO DO TODAY IS

          2         SAY WHAT WE DEVELOPED AND GROWN.

          3         YOU'RE ALL IN ASSET MANAGEMENT FIRMS.

          4         PUT YOUR KEY RATIOS UP THERE.

          5         THESE ARE PUBLISHED P/E RATIOS.

          6         ASSET MANAGEMENT FIRMS IN THE 20s.

          7         WEALTH COMPANIES, MID-20s.

          8         BROKERAGE FIRMS, 15.

          9         THEN COMPARE THE MULTIPLES PUT ON GENERAL BANKING

         10         ORGANIZATIONS.

         11         WHAT WE'RE TRYING TO DO IS BUILD A REAL BALANCE

         12         THAT WILL BLEND THAT TOGETHER, AND I THINK THIS

         13         IS A LOT OF HIDDEN VALUE THAT WILL ULTIMATELY BE

         14         UNDERSTOOD AND BECOME KNOWN THROUGH TIME BECAUSE

         15         WE HAVE REACHED THAT CRITICAL SCALE.

         16         WE HAVE REACHED THAT PLACE THAT WE CAN LEVERAGE

         17         GOING FORWARD.

         18         IT'S A WELL POSITIONED MULTICHANNEL.

         19         IT'S NATIONAL.

         20         WE'RE NOT JUST AN EAST COAST BANK.

         21         WE HAVE A BROAD SPECTRUM OF PRODUCT, PROVEN TRACK

         22         RECORD, AND ALL OF THIS IS FOCUSED ON HIGHER P/E

         23         BUSINESSES.

         24         AT LEAST HIGHER P/E BUSINESSES RELATIVE TO A

         25         GENERAL BANKING PLATFORM.

          1         FINALLY, SINCE THERE'S SO MUCH GOING ON IN OUR

          2         COMPANY, THIS IS THE REASON FOR THE PRECAUTIONARY

          3         STATEMENT.

          4         THE ONE QUESTION THAT FOLKS ASK ME THAT I CAN'T

          5         ANSWER IS, IF YOU LOOK AT WHAT'S GOING ON TODAY,

          6         IN CASE YOU MISSED IT, THERE'S A PROPOSED MERGER

          7         WITH THE WACHOVIA TEAM, AND IF YOU LOOK AT WHAT

          8         THEY HAVE IN SOME OF THESE BUSINESSES, YOU CAN

          9         SEE THE ADDED STRENGTH THAT WE WILL HAVE BOTH FOR

         10         WACHOVIA CLIENTS AND FOR OURSELVES.

         11         THERE'S OUR CAUTIONARY STATEMENT, AGAIN, I REFER

         12         YOU TO THAT.

         13         LET ME NOW TURN IT OVER TO YOU FOR QUESTIONS.

         14         >> THANK YOU FOR REMINDING US OF THE CAUTIONARY

         15         STATEMENT.  I'M CURIOUS.

         16         IT'S A MORE DIFFICULT MARKET AND INVESTING

         17         ENVIRONMENT HERE TODAY.

         18         IS THERE A DIFFERENCE IN THE BUYING PATTERNS

         19         BETWEEN CUSTOMERS IN THE BANK CHANNEL AND THE

         20         BROKERAGE CHANNEL?

         21         >> DON:  WHAT YOU SEE AT THE END OF THE DAY IS

         22         THERE'S MORE SIMILARITIES THAN THERE'S

         23         DIFFERENCES.

         24         A LOT OF THAT DEFINITION, IF YOU WILL, IS WHAT

         25         THE CLIENTS SEE THEMSELVES, WHERE THEY MIGHT

          1         PARTICULARLY GO FOR BUSINESS, BUT I THINK THE

          2         GENERAL TRENDS WOULD BE THE SAME.

          3         THE MAJOR DIFFERENCE WE HAVE IN THE BANKING

          4         CHANNEL, THOUGH, FROM AN INVESTMENT OPPORTUNITY

          5         POINT OF VIEW IS SO MANY OF THESE INDIVIDUALS

          6         HAVE NOT STARTED THEIR INVESTMENT PROGRAMS.

          7         THEY KNOW THEY NEED TO START.

          8         THEY'RE BUSY.

          9         THEY'RE NOT SURE THEY HAVE THE WEALTH OR KNOW, IF

         10         YOU WILL, WHERE TO GET THE TIME TO STUDY UP ON

         11         INVESTMENTS, FIND A BROKERAGE FIRM AN THE LIKE,

         12         SO WHAT WE HAVE EXPERIENCED IS MORE OF A MASS

         13         MARKET TYPE OF DEVELOPMENT WHERE WE INTRODUCE

         14         PEOPLE FOR THE FIRST TIME TO ANNUITIES, FIXED

         15         ANNUITIES, VARIABLE ANNUITIES.

         16         THEY'RE STARTING THAT FIRST MUTUAL FUND

         17         INVESTMENT PROGRAM, AND THAT'S A REAL NICE

         18         CHARACTERISTIC TO HAVE, AND QUITE FRANKLY, THE

         19         EASE AND THE BENEFIT OF HAVING THAT AT ONE

         20         ORGANIZATION, WE CAN DO YOUR BANKING BUSINESS AND

         21         START YOUR INVESTMENT BUSINESS, IS EXCELLENT, AND

         22         THEN AS WE DEVELOPED OUT THE SERIES SEVEN

         23         PLATFORM WITHIN THE BANK, TODAY, I THINK OUR

         24         AVERAGE ADVISER IN THE BANK HAS 15, 16 YEARS OF

         25         EXPERIENCE, AND WE'RE NOW ATTRACTING EFFECTIVELY

          1         THE CHARACTERISTICS THAT YOU WOULD SEE IN THE

          2         OUT-OF-BANK CHANNEL.

          3         [ INAUDIBLE QUESTION ]

          4         >> DON:  ON THE FIRST QUESTION IN TERMS OF HOW TO

          5         TAP THE BANK CHANNEL, IT'S A COMBINATION OF

          6         THINGS, AND THE SLIDE I HAD BACK THERE, -- AND I

          7         WON'T GO BACK TO IT -- IT'S WHAT WE'RE CALLING

          8         GOLD CENTERS THAT WILL BE THE FIRST MAJOR THRUST

          9         IN TRYING TO DO THAT.

         10         THE GOLD CENTERS, WE LOOKED AT THE BRANCHES.

         11         WE LOOKED AT WHERE THEY'RE LOCATED.

         12         WE LOOKED AT THE 172,000 CLIENT LIST, AND SAID,

         13         OKAY, IF YOU LOOK AT THESE AREAS, AND OUR GOAL

         14         SOME DAY WILL BE TO GET TO 100, BUT WE'RE

         15         STARTING WITH 25.

         16         THESE ARE AREAS WHERE WE KNOW THOSE TYPES OF

         17         CLIENTS ARE COMING THROUGH THE DOOR, AND THEY

         18         HAVE THAT KIND OF CAPABILITY RIGHT THERE ON THE

         19         SPOT THAT THEY CAN MEET AND CHAT WITH FOLKS,

         20         ESTATE PLANNERS, ASSET MANAGERS, ET CETERA,

         21         INSURANCE SPECIALISTS, TRUST SPECIALISTS.

         22         THIS WE FEEL IS HOW WE'RE REALLY GOING TO TAP IT,

         23         AND MY PARTNER, BEN JENKINS, WHO RUNS THE GENERAL

         24         BANK, IS VERY SUPPORTIVE OF THAT, BECAUSE WHEN

         25         YOU GO BACK TO LOOK AT THE PRIVATE CAPITAL GROUP

          1         WE HAVE TODAY, WE ALREADY HAVE 60,000 CLIENTS

          2         INAUDIBLE, AND WHEN YOU LOOK AT THOSE

          3         CLIENTS, THEY'RE TERRIFIC BANKING CLIENTS.

          4         THEY HAVE MORE DEPOSITS.

          5         THEY GROW DEPOSITS.

          6         THEY HAVE GOOD LOANS WITH US.

          7         THEY'RE A GREAT CREDIT RISK.

          8         MANY OF THESE PEOPLE RUN BUSINESSES, RUN LAW

          9         FIRMS, ET CETERA, SO FROM A GENERAL BANKING

         10         INTEREST POINT OF VIEW, IT'S IN THEIR INTEREST

         11         ALSO TO WANT TO INTRODUCE THEIR CUSTOMERS TO

         12         THESE KINDS OF SERVICES BECAUSE IT HELPS BUILD

         13         THAT WHOLE RELATIONSHIP.

         14         ON THE INSURANCE SIDE, THE QUESTION OF THE

         15         ECONOMICS, THEREIN, AN THE LIKE, IS FROM FIRST

         16         UNION'S POINT OF VIEW, WE'RE NOT INTERESTED IN

         17         ACQUIRING INSURANCE COMPANIES.

         18         WE DON'T THINK FOR US THAT WOULD BE THE WAY WE

         19         COULD MAXIMIZE THE USE OF OUR CAPITAL.

         20         UNDERWRITING THE PRODUCTS, WE DON'T NEED TO DO.

         21         WE'RE A DISTRIBUTOR.

         22         INSURANCE PRODUCTS PLAY A ROLE IN ALL OF OUR

         23         CLIENTS' LIVES, WHETHER IT BE THE INDIVIDUAL

         24         FROM, AGAIN, I KEEP GOING BACK TO THE ESTATE TAX

         25         AND THE LIKE, THE ANNUITIES, ET CETERA, RIGHT

          1         THROUGH THE COMMERCIAL AGENCIES AND SO FORTH, SO

          2         FOR US, WE CAN PARTICIPATE IN THE DISTRIBUTION

          3         PROFITS, WHICH IS WHAT WE'RE ALL GOOD ABOUT.

          4         AND SECOND OF ALL, WE USED OUR MASS AND SCALE,

          5         THAT IN A LOT OF THE ANNUITIES WE ARE A

          6         CO-ADVISER AND MANAGE A LOT OF THE MONEY.

          7         WE DO THAT ANYWAY FOR A LIVING, SO WE CAN SHARE

          8         IN SOME OF THE ASSET MANAGEMENT ECONOMICS, BUT TO

          9         GET INTO THE UNDERWRITING WOULD BE A USE OF

         10         CAPITAL, AT LEAST FROM OUR STRATEGY, WE DON'T SEE

         11         THAT THAT MAKES SENSE.

         12         >> CAN I FOLLOW UP ON THAT?  YOU DEVELOPED

         13         INCREASING CONFIDENCE IN YOUR ABILITY TO

         14         DISTRIBUTE PRODUCTS THROUGH THE BROKERAGE

         15         CHANNEL, WHICH IS A RELATIVELY NEW CHANNEL FOR

         16         YOU.

         17         WOULD THAT GIVE YOU MORE CONFIDENCE TO CROSS-SELL

         18         FROM THE LIFE INSURANCE CHANNEL NOT BEING A

         19         MANUFACTURER?

         20         >> DON:  YES, WE COULD DO THAT IN ADDITION TO THE

         21         LIFE INSURANCE BUSINESSES THAT WE WHOLESALE TO

         22         AND TALK TO THROUGH OUR MUTUAL FUND GROUP TODAY,

         23         AND THE COMMERCIAL AGENCY SIDE, IF YOU FOLLOW US,

         24         WE MADE A NUMBER OF SMALL ACQUISITIONS IN

         25         COMMERCIAL AGENCIES, THE AGENCY UP IN NEW JERSEY

          1         AREA FOR EXAMPLE; AND, AGAIN, WE HAVE A CLASSIC

          2         SITUATION WHERE YOU HAVE INDIVIDUALS WHO MADE

          3         THEIR CAREER WITH ONE SET OF PRODUCTS, IN THIS

          4         CASE, COMMERCIAL INSURANCE, AND WE CAN NOW LINK

          5         EVERYTHING TOGETHER.

          6         OUR GOAL IS ANY SERVICE THAT WE HAVE AT FIRST

          7         UNION, WE WANT WHOEVER IS DEALING WITH THE CLIENT

          8         TO BE ABLE TO BRING ALL OF THAT THROUGH, AND WE

          9         ALREADY HAD TREMENDOUS CROSS-SELL SUCCESSES

         10         BECAUSE THE CLIENTS OF THESE COMMERCIAL AGENCIES

         11         KNOW AND TRUST THESE PEOPLE.

         12         THEY KNOW WHEN THEY NEED SOME OF THEIR BANKING

         13         SERVICES OR ASSET SERVICES.

         14         Q.  YOU LET YOUR MONEY MANAGERS MOVE ANYWHERE

         15         THEY WANT.

         16         [ INAUDIBLE ]

         17         WHAT ARE YOUR RULES IN HOW YOU GOVERN THAT?

         18         >> Don::  THAT'S WHY IT'S HELPFUL TO HAVE ONE

         19         SALES STRUCTURE FOR THE MANAGEMENT SIDE BECAUSE

         20         IT'S A DIFFICULT TASK.

         21         EVERYBODY WANTS TO SEE THE MONEY MANAGERS.

         22         WE BASICALLY SAT DOWN AND NEGOTIATED, IF YOU

         23         WILL, WHAT WOULD BE A REASONABLE AMOUNT OF TIME

         24         FOR A MANAGER TO BE AWAY BECAUSE YOU CAN'T GO

         25         INTO ESPECIALLY THE EXTERNAL BROKERAGE CHANNELS,

          1         WHICH BY THE WAY, WE SELL ABOUT AS MUCH EVERGREEN

          2         FUND THROUGH A LOT OF THE PARTNERS IN THE ROOM

          3         TODAY TO WHAT I WOULD CALL EXTERNAL CHANNEL THAN

          4         WE MADE THROUGH FIRST UNION-OWNED CHANNEL, AND WE

          5         TRY TO FIGURE OUT THE AMOUNT OF TIME THAT A

          6         PORTFOLIO MANAGER COULD BE AWAY, AND THEN ARE

          7         AHEAD OF THAT WHOLE DISTRIBUTION SIDE.

          8         IT'S LIKE A LIMITED QUANTITY TO GET THE MANAGER

          9         SO MUCH.

         10         IF YOU WERE A MANAGER OF A CERTAIN FUND, AND YOU

         11         WERE CHOSEN TO SPEAK TO A MORGAN STANLEY MEETING,

         12         SO BE IT, YOU MAY NOT BE AVAILABLE FOR ANOTHER

         13         MEETING.  IT'S A BALANCING ACT.

         14         YOU'VE GOT TO PROTECT YOUR ASSET MANAGERS.

         15         MAYBE THIS IS MY OLD ASSET MANAGEMENT BACKGROUND

         16         COMING THROUGH, BUT YOUR JOB IS REALLY TO MANAGE

         17         ASSETS, AND THAT'S WHAT WE LET THEM DO.

         18         >> DON, THANK YOU.

         19         >>DON:  THANK YOU VERY MUCH.  APPRECIATE YOUR

         20         TIME.

         21         THANK YOU.

         22         [ APPLAUSE ]

         23

         24

         25